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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  28549

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                                     FORM 8-A


                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                Magna Group, Inc.
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           (Exact name of registrant as specified in its charter)



            Delaware                                              37-0996453
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(State of incorporation or organization)                        (IRS Employer
                                                                Identification
                                                                No.)


One Magna Place, 1401 S. Brentwood Blvd.
St. Louis, MO                                                   63144-1401
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(Address of principal executive office)                         (Zip Code)

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Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class               Name of each exchange on which
      to be so registered               each class is to be registered
      -------------------               ------------------------------

      Preferred Stock                   New York Stock Exchange, Inc.
                                       ------------------------------
      Purchase Rights with
      Respect to Common
      Stock, par value $2.00
      per share
      ----------------------

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. / /


      Securities to be registered pursuant to Section 12(g) of the Act:
                                  None

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Item 1    Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

      On November 11, 1988, the Board of Directors of Magna Group, Inc. (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right (the "Rights") for each outstanding share of Common Stock, $2.00 par value (the "Common Stock"), of the Company (other than shares held in the Company's treasury). The dividend distribution was payable to the stockholders of record at the close of business on November 22, 1988 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, no par value (the "Preferred Stock"), at a price of $50.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Magna Trust Company, as Rights Agent (the "Rights Agent").

      As of the Record Date, the Rights will be attached to all Common Stock certificates representing shares then outstanding. No separate Right Certificates will be distributed until the earlier of (i) ten days following the first to occur of (a) a public announcement that, without the prior written approval of a majority of the Board of Directors of the Company, a person or group of affiliated or associated person (an "Acquiring Person") has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of Common Stock of the Company or (b) the date on which the Company first has notice or otherwise determines that a person has become an Acquiring Person (the first to occur of the events in clause (a) or (b) above being called the "Stock Acquisition Date") or (ii) ten days following the commencement or first public announcement of an intention to make a tender offer or exchange offer (if such intention to commence remains in effect for five business days after such commencement or announcement), without the prior written approval of a majority of the Board of Directors of the Company, for 20% or more of the outstanding shares of such Common stock (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date").

      Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer, new issuance or issuance from the Company's treasury of the Company's Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights may only be transferred with the Company's Common Stock and surrender for transfer of any of the Company's Common Stock certificates outstanding as of and after the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as


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practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on November 22, 1998, unless earlier redeemed or exchanged by the Company, as described below.

      The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a declaration of a stock dividend on, or a subdivision, combination or an issuance of shares of the Company's Common Stock or reclassification of the Preferred Stock, (ii) upon the determination of a record date for the distribution to holders of Preferred Stock of rights or warrants to subscribe for shares of Preferred Stock or securities convertible into Preferred Stock at less than the then current market price of the Preferred Stock, or
(iii) upon the determination of a record date for the distribution to holders of Preferred Stock of evidences of indebtedness, cash or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Stock) or of convertible securities subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price or the number of shares covered by each Right will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

      In the event that, following the Distribution Date, (i) the Company consolidates with or merges into another Person, or (ii) such person consolidates with or merges into the surviving corporation in which all or part of the Common Stock of the Company is exchanged for securities of another person, cash or other property, or (iii) the Company sells or otherwise transfers, in one or more transactions, 50% or more of its assets or earning power, proper provision shall be made so that each holder of a Right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) shall thereafter have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a then current market value of two times the Purchase Price (such right being called the "Merger Right").

      In the event that any person shall become an Acquiring Person (except in the event that the Acquiring Person acquires pursuant to a tender offer for all shares 85% or more of the outstanding shares of Magna Common Stock, exclusive of shares owned by directors, officers and employee benefit plans of Magna), proper provision shall be made so that each holder of a Right (other than


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the Acquiring Person or any affiliate or associate of the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares (or fractional shares) of Common Stock of the Company having a then current market value of two times the Purchase Price of the Right, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares
(such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right even if no Subscription Right inures or, if such Subscription Right inures, unless and until such holder exercises the Subscription Right.

      At any time after a person becomes an Acquiring Person but prior to such time as any person becomes the beneficial owner of 50% or more of the outstanding shares of the Company's Common Stock, the Company may elect to effect a full or partial exchange of Rights (an "Exchange") for the Company's Common Stock at an initial exchange ratio of one share of Common Stock for each Right owned. Alternatively, the Company may elect to effect an Exchange using Preferred Stock at an initial exchange ratio of one one-hundredth of a share of Preferred Stock for each Right owned.

      Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right. Any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Merger Right or the Subscription Right. Rights that are beneficially owned by an Acquiring Person or its affiliates or associates will also be null and void for purposes of an Exchange and such holders will have no right to receive the Company's Common Stock or Preferred Stock in exchange for Rights if the Company elects to effect an Exchange.

      No fractional shares of Common Stock or other securities issuable upon exercise of the Rights (other than Preferred Stock) will be issued in the exercise of a Merger Right or Subscription Right or upon an Exchange. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise or exchange of such Right.

      At any time prior to a person becoming an Acquiring Person, a majority of the Board of Directors of the Company may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company shall make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      The Preferred Stock purchasable upon exercise of the Rights or issuable upon an Exchange will be nonredeemable and junior to any other series of preferred stock the Company may issue


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(unless otherwise provided in the terms of such stock).  Each share of Preferred
Stock will have a preferential dividend in an amount equal to the greater of $1.00 per share or 100 times any dividend declared on each share of Common
Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of $100.00 or 100 times the payment made per each share of Common Stock. Each share of Preferred Stock will have one vote on all matters submitted to the vote of stockholders of the Company and vote together as one class with the holders of shares of Common
Stock and the holders of any other capital stock of the Company having general voting rights. In the event of any merger, consolidation or other transaction in which shares of the Company's Common Stock are exchanged for stock or securities of another person, cash or property, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one one-hundredth of a share of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions which are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise or exchange of such Rights.

      Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, no rights to vote, to receive dividends or distributions, to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting shareholders.

      At October 15, 1996, the Company had a total of 40,000,000 shares of Common Stock authorized, of which 28,077,747 shares of Common Stock were outstanding. Each outstanding share of Common Stock has received one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock and each share of Common Stock issued from the Company's treasury so that all such shares will also have attached rights. At October 15, 1996, the Company had a total of 1,000,000 shares of Preferred Stock, no par value, authorized of which no shares were outstanding, 49,500 shares of Class B Voting Preferred Stock, par value $20.00 per share, were authorized of which 1,996 shares were outstanding, and 1,000,000 shares of Class C Non-Voting Preferred Stock, par value $.10 per share, were authorized of which no shares were outstanding. There have been reserved for issuance 400,000 shares of Series A Junior Participating Preferred Stock of the Company issuable upon exercise of the Rights.


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      The Rights may have the effect of impeding a change in control of the
Company without the prior consent of the Company's Board of Directors. The Rights will cause substantial dilution to a person that attempts to acquire the Company without conditioning the offer on redemption of the Rights by the Board of Directors of the Company or on the acquisition by such person of a substantial number of Rights. The Rights should not interfere with any merger, consolidation or other business combination approved by the Board of Directors since the Rights may be redeemed by the Board as described above.

      A conformed copy of the Rights Agreement between the Company and Magna Trust Company specifying the terms of the Rights, which includes as Exhibit B the form of Right Certificate, is attached as Exhibit 1 (Rights Agreement) and Exhibit 2 (Right Certificate) to the Company's Registration Statement on Form 8-A (File No. 0-8234) filed November 11, 1988, filed as Exhibit 1, 2,and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item     Exhibits.
         --------

      The following exhibits are included herewith:

Exhibit No.    Description                                                          Page No.
-----------    -----------                                                          --------
1, 2           Conformed copy of Rights Agreement dated as of November 11, 1988 between Magna Group, Inc. and Magna Trust Company, which includes as Exhibit A the form of Right Certificate filed as Exhibit 1, 2 to the Company's Registration Statement on Form 8-A (File No.
               0-8234) filed November 11, 1988 and is incorporated herein by reference


                                     SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized.

                                    MAGNA GROUP, INC.


Date:  November 1, 1996          By:  /s/ Ronald A. Buerges
                                    ---------------------------------
                                    Ronald A. Buerges
                                    Executive Vice President and
                                    Chief Financial Officer


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